                            ORLEANS HOMEBUILDERS, INC

                        ONE GREENWOOD SQUARE - SUITE 101

                                3333 STREET ROAD

                               BENSALEM, PA 19020

                                  215-245-7500





                                November 1, 2004



VIA EDGAR AND COURIER
---------------------


John Hartz
Senior Assistant Chief Accountant
United States Security and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Mail Stop 4-4
Washington, D.C. 20549-0404

         Re:      Orleans Homebuilders, Inc. (the "Company")
                  Form 10-K for FYE June 30, 2004
                  Form 8-K, filed August 19, 2004
                  Form 8-K/A, filed October 12, 2004

Dear Mr. Hartz:

         This letter responds to the comments in your letter to the Company, dated October 18, 2004. The comments in your letter relate to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2004, Current Report on Form 8-K filed on August 19, 2004, and Current Report on Form 8-K/A filed on October 12, 2004.

Form 10-K
---------

New Orders and Backlog

1. We note your emphasis on new orders and ending backlog in the description of your business and in your MD&A analysis. Given the importance of theses measures to your business, we believe that you should provide some additional information to your readers including, but not limited, to the following items:

         o Tell us, and disclose in future filings, at what point a sales contract or potential sale is classified as a "new order" for backlog purposes.

                  RESPONSE: The Company classifies a sales contract or potential sale as a "new order" for backlog purposes at the time a homebuyer executes a contract to purchase a home from the Company.

                  The above disclosure will be included in future filings with the Securities and Exchange Commission.

         o Tell us how many home sales were cancelled in fiscal years 2002, 2003, and 2004 and the average lag time between when a contract is included in backlog and when it is cancelled.

                  RESPONSE: For the fiscal years ended June 30, 2002, 2003, and 2004, the Company cancelled 189, 170, and 316 home sales, respectively, representing 13%, 11%, and 15% of gross new orders for those years. The average number of days elapsed between when a contract was included in backlog and when it was cancelled for the fiscal years ended June 30, 2002, 2003, and 2004 was 102, 95, and 107, respectively.

         o Given the significant growth in your company over the past three years, we assume that you had a significant increase in cancellations. Tell us how you determined that it was not necessary to discuss the impact if these changes in cancellations when analyzing the changes in new orders, net of cancellations, from year to year.

                  RESPONSE: As noted in the response to point two above, the Company's cancellations have increased over the past three years as the Company has expanded organically as well as through acquisitions. The Company's decision not to discuss the impact of the increase in the cancellations when analyzing the changes in new orders, net of cancellations, from year to year was based on two factors. First, the Company's cancellations as a percentage of gross new orders have not increased significantly from year to year over the past three years. Second, the Company has been able to quickly resell cancelled homes and these homes are usually resold at increased sales prices.

         o Tell us how many of the contracts included in the ending backlog at June 30, 2004 you would expect to be cancelled, based on trends noted from historical experience and based on the timing of your sales. If there are a significant number that you expect to be cancelled, we believe that you should disclose the information in the MD&A in future filings to provide your readers with better insight into management's expectations for the company. Also tell us, and disclose in future filings, the amount of backlog you expect to fill in the next twelve months. Refer to Item 101(c)(viii) of Regulation S-K.

                  RESPONSE: Based on historical trends and the timing of sales, the Company anticipates that approximately 6% to 7% of the contracts included in the backlog at June 30, 2004 will be cancelled prior to settlement. The Company does not consider the expected cancellation percentage of the backlog at June 30, 2004 to be significant but the Company will continue to monitor cancellations. In the event of significant increases in cancellation rates or other significant changes relating to cancellations, the Company will disclose in future filings the impact of expected cancellations on the backlog or other material information relating to cancellations or backlog.

                  The Company expects to deliver substantially all of the remaining 93% to 94% of the backlog at June 30, 2004 in the fiscal year ending June 30, 2005. The Company will disclose in future filings on Form 10-K, the backlog expected to be delivered in the subsequent twelve months in accordance with the requirements of Item 101(c)(viii) of Regulation S-K.

Form 8-K
--------

2. We read that you signed a letter of intent to acquire Peachtree Residential Properties, Inc. Tell us the status of the acquisition. We remind you that once a definitive agreement is signed relating to this acquisition, you should file an Item 1.01 on Form 8-K. We also remind you that you should file a Form 8-K to update your investors if the acquisition proceedings are terminated.

         RESPONSE: We are still in the due diligence and negotiation stages of the acquisition of Peachtree Residential Properties, Inc. We understand that once a definitive agreement is signed relating to this acquisition that we must file an Item 1.01 Form 8-K. We intend to file a Form 8-K to update our investors if the acquisition is terminated.

Form 8-K/A
----------

3. We note that your pro forma financial statements do not reflect any acquired intangible assets other than goodwill. We assume that you acquired the backlog of Realen Homes. Tell us how you determined that you did not need to reflect backlog or any other acquired intangible assets in your purchase accounting. Refer to paragraph A19 of SFAS 141.

         RESPONSE: The backlog was evaluated and valued as part of the fair-market-value inventory valuation process. The backlog was evaluated under the provisions of paragraph 39, A14 and A19 for intangible assets and order backlog and we concluded that the primary value of the asset was in the tangible production inventory itself, and not in the customer backlog. The Company observes that in the current market environment that any value of contracted backlog would be in part, offset by the ability to charge a higher price in some cases. Based on this, Management determined the intangible value of the backlog by estimating the approximate difference in timing of cash flows between a unit under construction subject to a contract and one that is not. The Company believes this roughly approximates the cost to carry the backlog for a one month period as it is estimated that in today's market it may take one more month to deliver a home acquired that is not in backlog as compared to a home acquired that is in backlog. The intangible value of the backlog was calculated at less than $500,000 and Management determined that the intangible portion of the backlog was immaterial to the balance sheet as a whole for the purposes of the pro forma financial statements and this amount was included in inventory in the pro forma balance sheet financial statements. For purposes of the statement of operations, management observes that the intangible value would be amortized into cost of sales as the inventory is delivered in the same fashion as if it were reflected as part of the inventory.

         As for other acquired intangible assets, the Company evaluated the criteria for the recognition apart from goodwill for intangible assets and concluded that it did not acquire any marketing- related intangible assets as the Company intends to re-name the acquired company. In addition, the Company concluded that it did not acquire any customer-related, artistic-related or technology-based intangible assets. As for contract-based intangible assets, the Company acquired several purchase agreements for the acquisition of land. This land is expected to be acquired before the end of the current fiscal year. The Company evaluated the provisions of the purchase agreements and completed a fair-market evaluation of the land to be acquired which resulted in a write-up of approximately $3,427,000. This amount was included in the write-up of the fair value of inventory at the date of acquisition as the land is expected to be acquired in the current fiscal year.

         In response to the Staff's comment, the Company will reflect the intangible value of the backlog acquired as intangible assets in its future filings with the Securities and Exchange Commission.

4. We note that a portion of your consideration to acquire Realen Homes is a 3% note payable due in 2006. It appears that the interest rate on this note payable may be below market. Tell us what consideration you have given to imputing a different interest rate in accordance with APB
         21. Tell us what interest rate was used for this note payable in computing pro forma interest expense in your pro forma financial statements.

         RESPONSE: As part of the acquisition consideration, the Company issued a $5,000,000, 3% promissory note due on July 28, 2006. The Company evaluated this note in accordance with APB 21 and determined that it was a below market rate note. In accordance with APB 21, management estimated, based on current market conditions that the Company would likely have been able to obtain similar fixed-rate financing from a third party at approximately 150 basis points higher than the note actually obtained. This interest rate assumes 200 basis points over the two year treasury rate at the time of the acquisition. The Company determined that the overall impact on the pro forma balance sheet at June 30, 2004 and the pro forma statement of operations for the period ending June 30, 2004 was immaterial to the pro forma financial statements. The pro forma interest expense was calculated on an annual average borrowing rate of 3.7% which is consistent with the Company's average annual interest rate as disclosed in Note 6 to its Notes to Consolidated Financial Statements in its Form 10-K for the fiscal year ended June 30, 2004. It was determined that the overall impact on the pro forma statement of operations was approximately $24,000 - (0.8% x $5.0 million less taxes at 40%),after tax, for the period ending June 30, 2004, which would be further reduced for any capitalized amounts remaining in inventory at year end.

         In response to the Staff's comment, the Company will reflect the revised note payable and imputed interest under the provision of APB 21 in future filings with the Securities and Exchange Commission.


5. We note adjustment (e) to your pro forma income statement, which removes the effect of duplicate services from selling, general, and administrative expense. Tell us how you quantified the amounts in this adjustment and how you determined that the items in this adjustment meet the criteria of Rule 11-02(b) of Regulation S-X.

         RESPONSE: Adjustment (e) to the pro forma income statement was applied on the basis of Rule 11-02(b) paragraph (6)(ii) of Regulation S-X for adjustments which give effect to events that are expected to have a continuing impact on the Company. These adjustments include a reduction of salaries primarily for the marketing department of the acquired company. The marketing department of the acquired company was eliminated immediately following the acquisition. Actual salaries and benefits paid in the previous year were used to calculate this amount. Additionally, concurrent with the acquisition, the acquired Company's general liability policy was cancelled and the acquired Company's general liability coverage was picked up under the Company's self insurance plan at no additional cost. The cost of the acquired company's general liability policy in the previous year was eliminated. The management agreement with the former partners of Realen Homes was terminated at the acquisition date. Management fees paid to the former partners of Realen Homes have been eliminated as they would no longer occur under the umbrella of the Company. Actual management fees recorded as expense in the twelve months ending June 30, 2004 were used to quantify this amount. Finally, due to the elimination of the marketing department, the previous office space occupied by these individuals was eliminated.

6. We remind you of the requirements of paragraphs 51-53 of SFAS 141. Confirm to us that you will provide these disclosures in your September 30, 2004 Form 10-Q.

         RESPONSE: We are aware of the requirements of paragraphs 51-53 of SFAS 141 and will incorporate these disclosures in our September 30, 2004 Form 10-Q.


         The Company acknowledges that:

         o The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

         o Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

         o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Closing Comments
----------------

         The Company believes that the above fully responds to your questions and comments. If you have any additional questions or comments, please contact me at you earliest convenience. Thank you very much.



                                      Sincerely,


                                      /s/ Joseph A. Santangelo
                                      ----------------------------------------
                                      Joseph A. Santangelo
                                      Treasurer and Chief Financial Officer


Enclosures

cc:      Nathan Cheney
         Jennifer Thompson